Jonathan Ram Dariyanani
Attorney At Law
4720 Center Blvd , Suite 317, New York, NY 11101  Tel (415) 699-7121 Fax (415)358-5548

April 9, 2008

Kenya Wright Gumbs
Securities and Exchange Commission
100 F Street NE
Washington, DC 20549

RE:	Vanguard Minerals Corporation (formerly Knewtrino, Inc.)
Form 10-KSB for Fiscal Year Ended December 31, 2006
Form 10-QSB for Fiscal Quarters Ended March 31, 2007 and June 30, 2007 and
September 30, 2007
File No. 000-51640

Ladies and Gentlemen:

I write as corporate counsel to Vanguard Minerals Corporation, a Nevada corporation, formerly known as Knewtrino, Inc.  in response to a letter received from the Commission dated January 25, 2008.

We have addressed the concerns in your letter referenced above by means of our comments below.  We will follow the numbering of your comments in numbering our responses.

General

1.	Please file an Item 4.02 Form 8K reporting your restatements. We have filed such a form concurrently with this letter.
2.	Written Statement of the Company. We have attached this letter as a separate statement of the Company signed by the President and CEO.

Form 10KSB for the Fiscal Year Ended December 31, 2006

3.	When will 10KSB/A be filed. We have filed the 10KSB/A on February 7, 2008.

Form 10QSB/A for the Fiscal Quarter Ended September 30, 2007

Interim Statement of Stockholders’ Equity, page 8

4.
Accounting for Private Placement.  In your letter, you indicate that in the above referenced filing, in the Statement of Stockholders’ equity section, that you believe that we have allocated $863,112 to the common shares issued in our private placement and $210,000 to the warrants issued, for a total of $1,073,112 for the instruments in the private placement for which we received $420,000.  You ask for clarification on how we determined this accounting.  We believe that you have incorrectly read the Statement of Stockholders’ equity and that we did not in fact allocate $1,073,112 to the private placement shares and warrants.  If you look at the totals on this statement, you will see that we allocated $420,000 to the private placement, which can be further divided into $210,000 for the warrants, $420 for par value and $209,580 for the balance of the private placement shares for a total of $420,000.  In addition, however, we recognized an expense of $653,112 for a fair value discount on the warrants we issued.  Please let us know if you need information as to how we calculated that fair value discount of $653,112 or if you require further qualification.

We remain available to answer any additional questions you may have regarding these filings or our public disclosure.

Very truly yours,
/s/ Jonathan Dariyanani
Jonathan Dariyanani, Esq.